Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus files 2007 Annual Report with securities regulatory authorities

     TSX: ERF.UN
     NYSE: ERF

     CALGARY, March 18 /CNW/ - Enerplus Resources Fund ("Enerplus" or "the
Fund") has filed its Annual Report on Form 40-F for the year ended
December 31, 2007, including the audited financial statements, on its website at www.enerplus.com. Unitholders who would like an electronic copy of this report are urged to visit the Fund's website or call 1-800-319-6462 for a free hard copy.
     In addition, the Annual Financial Statements and Annual Information Form
have been filed with the Canadian securities regulatory authorities on the
System for Electronic Document Analysis and Retrieval ("SEDAR") in Canada, and
with the U.S. Securities and Exchange Commission on the Electronic Data
Gathering, Analysis and Retrieval ("EDGAR") system in the United States. An electronic copy may be obtained on Enerplus' SEDAR profile at www.sedar.com and on the Fund's EDGAR profile at www.sec.gov/edgar.shtml.

     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund

     %CIK: 0001126874

     /For further information: Enerplus' Investor Relations Department at
1-800-319-6462 or email investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 17:52e 18-MAR-08